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                                                                   EXHIBIT 18

               LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLES

Board of Directors
Duplex Products Inc.



     As stated in Note 1 to the consolidated financial statements of Duplex Products Inc. and Subsidiary (the Company) for the year ended October 29, 1994, the Company changed its accounting policy for recognizing revenue for certain custom-made business forms. Under the new accounting method, the Company will recognize revenue for certain custom forms stored for future delivery when the product is shipped. Prior to the year ended October 29, 1994, the Company recorded sales for certain stored custom forms upon completion of the production process and customer acceptance. Management believes the newly adopted accounting principle is preferable in the circumstances because of the reasons stated in Note 1. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

     It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

     Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.



                                                      GRANT THORNTON LLP

Chicago, Illinois
December 9, 1994



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